Exhibit 12

Statement of Computation of Ratio of Earnings to Fixed Charges

	Twelve Months Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income (Loss) from continuing operations	$10,148	$(18,182)	$(8,312)	$(7,539)	$6,716

Additions:
Income taxes	2,397	6,082	7,332	3,402	471
Minority interest in earnings of consolidated subsidiaries	8,136	20,517	16,715	21,587	9,186
Fixed charges, as shown below	20,571	19,035	15,993	12,085	10,634
Distributions received from equity-method investees	440	—	940	1,796	7,269
	31,544	45,634	40,980	38,870	27,560

Subtractions:
Equity in income of investees	349	165	168	1,402	3,651
Minority interest in earnings of consolidated subsidiaries that have not incurred fixed charges	—	—	—	—	—
	349	165	168	1,402	3,651
Earnings as adjusted	41,343	27,287	32,500	29,929	30,625
Fixed charges:
Interest on indebtedness, expensed or capitalized	13,650	11,471	9,077	6,472	4,912
Amortization of debt discount and expense and premium on indebtedness, expensed or capitalized	1,348	2,330	2,213	1,305	2,370
Interest within rent expense	5,573	5,234	4,703	4,308	3,352

Total fixed charges	$20,571	$19,035	$15,993	12,085	10,634
Ratio of earnings to fixed charges	2.01	1.43	2.03	2.48	2.88